Exhibit 21.1

List of Subsidiaries

Name of Entity	Jurisdiction
LookSmart Holdings (Delaware), Ltd.	Delaware
LookSmart International Pty Ltd.	Australia
LookSmart Canada Ltd	Canada
Advertising Network Services, Inc.	California

The names of certain subsidiaries have been omitted because, considered in the aggregate, as a single subsidiary, they would not constitute a significant subsidiary, as calculated under Rule 1-02(w) of Regulation S-X.